July 8, 2021

VIA EDGAR

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:
AIM Investment Securities Fund (Invesco Investment Securities Funds) (File No. 811-05686; AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds (File No. 811-07890); AIM Sector Funds (Invesco Sector Funds) (File No. 811-03826); AIM Equity Funds (Invesco Equity Funds) (File No. 811-01424); AIM Investment Funds (Invesco Investment Funds) (File No. 811-05426); AIM International Mutual Funds (Invesco International Mutual Funds) (811-06463); AIM Growth Series (Invesco Growth Series) (File No. 811-02699) (each, an “OEF Registrant” and collectively, the “OEF Registrants”) and Invesco Exchange-Traded Fund Trust (File No. 811-21265); Invesco Exchange-Traded Fund Trust II (File No. 811-21977); Invesco Exchange-Traded Self-Indexed Fund Trust (File No. 811-23304); Invesco Actively Managed Exchange-Traded Fund Trust (File No. 811-22148) (the “ETF Registrant”) (each, an “ETF Registrant” and collectively, the “ETF Registrants” and together, with the OEF Registrants, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants and each respective series of the Registrants listed in Exhibit A (each, a “Fund,” and collectively, the “Funds”) this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities Exchange Commission (the “Commission” or “SEC”) to the undersigned on June 3, 2021, with respect to the Registrants’ respective shareholder reports filed on Form N-CSR and the annual reports on Form N-CEN for the fiscal years ended on the dates listed in Exhibit A.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

I.	FINANCIAL STATEMENT AND N-CSR COMMENTS

1.	Comment:
The annual report for each of the Funds listed on Exhibit B states that the Fund is non-diversified.  Please confirm such Funds continue to qualify as non-diversified funds, and also please identify the compliance testing performed to monitor each Fund’s diversification status.  The Staff reminds the Registrants that if any such Fund has been operating as diversified for more than three years, the Fund would be required to obtain shareholder approval prior to changing its operating status back to non-diversified.

Response:
For each of the Funds listed on Exhibit B, a Fund may, from time to time, operate as diversified based on the composition of such Fund’s underlying index.  The compliance department of the ETF Registrants’ adviser monitors the diversification status of each Fund on a daily basis.  Certain of these Funds have operated as diversified for a continuous three-year period, and as a result (and subsequent to the date of the Fund’s annual report), the classification status of such Funds has been changed to diversified. That change has been disclosed to shareholders via a supplement to the Fund’s registration statement.  The current diversification status of each Fund is listed on Exhibit B.  For each Fund that has operated in a diversified manner continuously for a three-year period, we confirm that the Fund would seek shareholder approval prior to changing its operating status back to non-diversified, unless the Fund could rely on the no-action letter issued to Stradley Ronon Stevens & Young, LLP on June 24, 2019.  We also confirm that the Funds listed as non-diversified on Exhibit B continue to qualify as non-diversified.

2.	Comment:
In the October 31, 2020 annual report for Invesco Emerging Markets Local Debt Fund, certain column headers of the Financial Highlights table appear to have been transposed as certain figures in the Financial Highlights table do not align with prior years.  Please assess whether an amendment to the N-CSR is necessary and explain in correspondence your analysis regarding your proposed approach.

Response:
The Registrant confirms that certain column headers (specifically, the net expense ratio and net investment income ratio headers) of the Financial Highlights table are transposed.  The Registrant undertook an assessment to determine whether an amendment to the N-CSR is necessary and believes that such amendment is not necessary.  In arriving at that conclusion, the Registrant considered both quantitative and qualitative factors, including that (i) all fiscal year 2020 ratios were correctly reported in the October 31, 2020 annual report and it was only prior fiscal year end ratios impacted by the transposition; (ii) the transposition resulted in the Fund’s net expense ratios and net investment income ratios for certain prior fiscal years appearing worse than they actually were (not better); (iii) all shareholder reports for Invesco Emerging Markets Local Debt Fund issued prior to the October 31, 2020 annual report accurately presented all figures in the Financial Highlights; (iv) the semi-annual report dated April 30, 2021 accurately presents all figures in the Financial Highlights; (v) the transposed numbers, covering the period between May 31, 2016 to October 31, 2019, are approaching two years old; and (vi) the prospectus, which currently reflects the transposed information, will be amended to reflect the correct presentation.  Based on all of the foregoing, the Registrant concluded the information is not material and amending the N-CSR would incur additional expense without providing any real additional value.

3.	Comment:
Per the October 31, 2020 annual report for the Invesco S&P 500 Downside Hedged ETF, the Fund held primarily money market funds plus other assets at fiscal year end. Please explain whether this was in connection with a rebalancing or due to defensive positioning. If due to defensive positioning, consider adding disclosure regarding the Fund’s defensive strategy to the Fund’s summary prospectus.

Response:
The ETF Registrant confirms that the Fund’s holding of primarily money market funds plus other assets at the fiscal year end was due to the application of the Fund’s investment strategy, as the Fund sought to reposition its portfolio away from equity holdings during a period of greater volatility, in accordance with the rebalancing of the S&P 500® Dynamic VEQTOR Index.  The Fund respectfully notes that the Management’s Discussion of Fund Performance in the annual report states the following regarding such positioning:

Consistent with its investment strategy, the Fund moves to a substantial cash position from time to time during periods of heightened volatility.  In this regard, at the Fund’s fiscal year ended October 31, 2020, the Fund held primarily money market funds plus other assets.

The ETF Registrant further notes that the Fund’s summary prospectus discloses that the Fund will invest in short-term, high quality U.S. Treasury Securities, money market instruments, cash, and cash equivalent securities “to protect the Fund during periods of heightened volatility when the Adviser believes that it is in the best interest of the Fund to do so.”  Although the allocation to primarily money market funds was not done as a defensive positioning strategy, the ETF Registrant also notes that its statutory prospectus (which is incorporated by reference into the summary prospectus) discloses that the Fund may take such temporary defensive positions under the bolded heading “Temporary Defensive Strategies.”

4.	Comment:
For the fiscal year ended November 30, 2020 of the Invesco SteelPath MLP Alpha Fund, Invesco SteelPath MLP Alpha Plus Fund, Invesco SteelPath MLP Income Fund and Invesco SteelPath MLP Select 40 Fund, please confirm that the recapture positions of Section 751 of the Internal Revenue Code (“IRC”) were considered in connection with the determination of the Funds’ NAV.

	Response:	The Registrant confirms that IRC 751 recapture provisions were considered in connection with the determination of the Funds’ NAV.

5.	Comment:	Please confirm that the Funds have complied with Section 19(a) of the Investment Company Act of 1940, as amended, as applicable.

Response:
The Registrants confirm their belief that the Funds have complied with Section 19(a) of the Investment Company Act of 1940, as amended, as applicable, based on and consistent with the adviser’s internal procedures concerning compliance with Section 19(a), which procedures it believes are appropriate and reasonable.

II.	FORM N-CEN COMMENT

6.	Comment:
For the Invesco BulletShares 2023 Municipal Bond ETF, please reconcile the response to Item C.8.c. (Are the fees waived subject to recoupment?) which was checked “no,” with the response to Item C.8.d. (Were any expenses previously waived recouped during the period?) which was checked “yes.”  Please confirm whether fees waived are subject to recoupment and whether any such fees were recouped.

Response:
The ETF Registrant confirms that fees waived for Invesco BulletShares 2023 Municipal Bond ETF are not subject to recoupment and also that the Fund did not recoup any previously waived expenses during the period. The ETF Registrant notes that the response to Item C.8.c. is correct, and that the response to Item C.8.d. should be “no” and that the incorrect box for that item was inadvertently checked.

Please do not hesitate to contact me at (713) 214-4345 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/Adrien Deberghes
Adrien Deberghes
Principal Financial Officer, Treasurer and Vice President of the OEF Registrants

Vice President of the ETF Registrants

cc:	Kelli Gallegos Sheri Morris Taylor Edwards Mark Greer Mena Larmour

EXHIBIT A

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000064666	Invesco High Yield Bond Factor Fund	2/29/2020
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000064669	Invesco U.S. Government Money Portfolio	2/29/2020
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064643	Invesco Rochester AMT-Free New York Municipal Fund	2/29/2020
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000064611	Invesco Gold & Special Minerals Fund	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000063395	Invesco S&P 500(R) Equal Weight Communication Services ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060788	Invesco S&P 500(R) Equal Weight Real Estate ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060798	Invesco S&P 500 Equal Weight Consumer Discretionary ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060811	Invesco S&P 500 Equal Weight Energy ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060812	Invesco S&P 500 Equal Weight ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060813	Invesco S&P 500 Equal Weight Financials ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060814	Invesco S&P 500 Equal Weight Health Care ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060815	Invesco S&P 500 Equal Weight Industrials ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060816	Invesco S&P 500 Equal Weight Materials ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060789	Invesco S&P 500 Equal Weight Technology ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060790	Invesco S&P 500 Equal Weight Utilities ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060791	Invesco S&P 500 Pure Growth ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060792	Invesco S&P 500 Pure Value ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060793	Invesco S&P 500 Top 50 ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060794	Invesco S&P MidCap 400 Equal Weight ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060795	Invesco S&P MidCap 400 Pure Growth ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060796	Invesco S&P MidCap 400 Pure Value ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060797	Invesco S&P SmallCap 600 Equal Weight ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060799	Invesco S&P SmallCap 600 Pure Growth ETF	4/30/2020

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060800	Invesco S&P SmallCap 600 Pure Value ETF	4/30/2020
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	S000060809	Invesco S&P 500 Equal Weight Consumer Staples ETF	8/31/2020
811-21977	Invesco Exchange-Traded Fund Trust II	S000058746	Invesco PureBeta MSCI USA ETF	8/31/2020
811-21977	Invesco Exchange-Traded Fund Trust II	S000058747	Invesco PureBeta MSCI USA Small Cap ETF	8/31/2020
811-21977	Invesco Exchange-Traded Fund Trust II	S000058750	Invesco PureBeta US Aggregate Bond ETF	8/31/2020
811-21977	Invesco Exchange-Traded Fund Trust II	S000060822	Invesco Solar ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060849	Invesco BulletShares 2020 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060850	Invesco BulletShares 2020 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060851	Invesco BulletShares 2021 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060832	Invesco BulletShares 2021 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062843	Invesco BulletShares 2021 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062836	Invesco BulletShares 2021 USD Emerging Markets Debt ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060833	Invesco BulletShares 2022 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060834	Invesco BulletShares 2022 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062844	Invesco BulletShares 2022 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062837	Invesco BulletShares 2022 USD Emerging Markets Debt ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060835	Invesco BulletShares 2023 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060836	Invesco BulletShares 2023 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062845	Invesco BulletShares 2023 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062838	Invesco BulletShares 2023 USD Emerging Markets Debt ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060837	Invesco BulletShares 2024 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060838	Invesco BulletShares 2024 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062846	Invesco BulletShares 2024 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062839	Invesco BulletShares 2024 USD Emerging Markets Debt ETF	8/31/2020

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060839	Invesco BulletShares 2025 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060842	Invesco BulletShares 2025 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062847	Invesco BulletShares 2025 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060840	Invesco BulletShares 2026 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062552	Invesco BulletShares 2026 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062848	Invesco BulletShares 2026 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060831	Invesco BulletShares 2027 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000066017	Invesco BulletShares 2027 High Yield Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062849	Invesco BulletShares 2027 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062551	Invesco BulletShares 2028 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062841	Invesco BulletShares 2028 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000066016	Invesco BulletShares 2029 Corporate Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000066147	Invesco BulletShares 2029 Municipal Bond ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000060841	Invesco Defensive Equity ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062197	Invesco Investment Grade Defensive ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062198	Invesco Investment Grade Value ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062833	Invesco RAFI(TM) Strategic Developed ex-US ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062835	Invesco RAFI(TM) Strategic Emerging Markets ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062831	Invesco RAFI(TM) Strategic US ETF	8/31/2020
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	S000062832	Invesco RAFI(TM) Strategic US Small Company ETF	8/31/2020
811-01424	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	S000064631	Invesco Main Street All Cap Fund	10/31/2020
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064693	Invesco Emerging Markets Local Debt Fund	10/31/2020
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000064622	Invesco Global Focus Fund	10/31/2020
811-21977	Invesco Exchange-Traded Fund Trust II	S000058751	Invesco PureBeta 0-5 Yr US TIPS ETF	10/31/2020

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-21977	Invesco Exchange-Traded Fund Trust II	S000058748	Invesco PureBeta FTSE Developed ex-North America ETF	10/31/2020
811-21977	Invesco Exchange-Traded Fund Trust II	S000058749	Invesco PureBeta FTSE Emerging Markets ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000023365	Invesco Active U.S. Real Estate ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000056349	Invesco Balanced Multi-Asset Allocation ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000056347	Invesco Conservative Multi-Asset Allocation ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000056350	Invesco Growth Multi-Asset Allocation ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000056348	Invesco Moderately Conservative Multi-Asset Allocation ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000036643	Invesco S&P 500 Downside Hedged ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000060784	Invesco Total Return Bond ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000060783	Invesco Ultra Short Duration ETF	10/31/2020
811-22148	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	S000051678	Invesco Variable Rate Investment Grade ETF	10/31/2020
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064699	Invesco SteelPath MLP Alpha Fund	11/30/2020
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064701	Invesco SteelPath MLP Alpha Plus Fund	11/30/2020
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064700	Invesco SteelPath MLP Income Fund	11/30/2020
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064698	Invesco SteelPath MLP Select 40 Fund	11/30/2020
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000064649	Invesco International Diversified Fund	12/31/2020
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000064651	Invesco Main Street Mid Cap Fund	12/31/2020
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000064650	Invesco Main Street Small Cap Fund	12/31/2020

EXHIBIT B

File #	Registrant Name	Series Name	Diversification Status
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Consumer Discretionary ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Consumer Staples ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Energy ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Financials ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Health Care ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Industrials ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Materials ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Real Estate ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Technology ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Equal Weight Utilities ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Pure Growth ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Pure Value ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P 500~~®~~ Top 50 ETF	Non-diversified
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P MidCap 400~~®~~ Equal Weight ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P MidCap 400~~®~~ Pure Growth ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P MidCap 400~~®~~ Pure Value ETF	Diversified (per April 23, 2021 supplement)

File #	Registrant Name	Series Name	Diversification Status
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P SmallCap 600~~®~~ Equal Weight ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P SmallCap 600~~®~~ Pure Growth ETF	Diversified (per April 23, 2021 supplement)
811-21265	INVESCO EXCHANGE-TRADED FUND TRUST	Invesco S&P SmallCap 600~~®~~ Pure Value ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2021 Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2021 High Yield Corporate Bond ETF	Non-diversified
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2022 Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2022 High Yield Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2023 Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2023 High Yield Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2024 Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2024 High Yield Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2025 Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco BulletShares 2026 Corporate Bond ETF	Diversified (per April 23, 2021 supplement)
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco Investment Grade Defensive ETF	Non-diversified
811-23304	Invesco Exchange-Traded Self-Indexed Fund Trust	Invesco Investment Grade Value ETF	Non-diversified